UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2021

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number: 000-23406

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.

2991 Oak Grove Road

Poplar Bluff, MO 63901

Explanatory Note

The sole purpose of this Amendment No. 1 on Form 11-K/A (“Form 11-K/A”), which amends the Annual Report on Form 11-K of the Southern Bank 401(k) Retirement Plan filed with the Securities and Exchange Commission on December 15, 2021 (the "Original Form 11-K"), is to correct a typographical error on the supplemental schedule which misstated the range of interest rates on notes receivable from participants, and to make technical corrections to headers and footers within the plan financial statements and supplemental schedule, to wit: adding a reference reading “See Notes to Financial Statements” to the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits, adding a header reading “Notes to Financial Statements (continued)” to page 6 and following of the Notes to Financial Statements,” and eliminating a page break within the table presented in the supplemental schedule. No other changes have been made to the Original Form 11-K, and this Form 11-K/A does not amend, update or change any other disclosures contained in the Original Form 11-K, which is restated herein in its entirety.

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350 PN001

Report of Independent Registered Public Accounting Firm and Financial Statements

June 30, 2021 and 2020

Southern Bank 401(k) Retirement Plan

June 30, 2021 and 2020

Contents

Report of Independent Registered Public Accounting Firm1

Financial Statements

Statements of Net Assets Available for Benefits3

Statement of Changes in Net Assets Available for Benefits 4

Notes to Financial Statements5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)12

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants,

and Audit Committee

Southern Bank 401(k) Retirement Plan

Poplar Bluff, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan (the Plan) as of June 30, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2021 and 2020, and the changes in net assets available for benefits for the year ended June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Plan Participants,

and Audit Committee

Southern Bank 401(k) Retirement Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of June 30, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of June 30, 2021, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

We have served as the Plan’s auditor since 2012.

St. Louis, Missouri

December 15, 2021

Southern Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

June 30, 2021 and 2020

	2021	2020

Investments, At Fair Value	$40,751,869	$25,272,595

Receivables
Notes receivable from participants	452,973	436,785
Employer's contributions	1,034,446	916,508
	1,487,419	1,353,293

Net Assets Available for Benefits	$42,239,288	$26,625,888

See Notes to Financial Statements	3

Southern Bank 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2021

Investment Income
Net appreciation in fair value of investments	$13,399,204
Interest and dividends	997,697

Net investment income	14,396,901

Interest Income on Notes Receivable from Participants	18,873

Contributions
Participants	1,088,567
Employer	1,693,797
Rollovers	260,098

Total contributions	3,042,462

Total additions	17,458,236

Deductions
Benefits paid to participants	1,838,969
Administrative fees	5,867

Total deductions	1,844,836

Net Increase	15,613,400

Net Assets Available for Benefits, Beginning of Year	26,625,888

Net Assets Available for Benefits, End of Year	$42,239,288

See Notes to Financial Statements	4

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements

June 30, 2021 and 2020

Note 1:Description of the Plan

The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Bank previously also maintained a qualified Employee Stock Ownership Plan (ESOP). The Bank merged the ESOP into the Plan effective October 1, 2010. Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

The Plan is administered by the Bank. Capital Bank and Trust Company is the trustee of the Plan. American Funds serves as Plan custodian.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Company has not amended the Plan to reflect any provisions outlined in the CARES Act at this time; however, the Plan is operating under procedures that provide the relief required by the CARES Act available to participants regarding distributions, loans, and loan repayment extensions, and will do so until the end of the 2022 plan year, or such later date as the Treasury Department provides.

Contributions

The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS). Employee rollover contributions are also permitted. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

The Bank makes safe harbor matching contributions of 100% of employees’ salary deferral amounts on the first 3% of employees’ compensation, and 50% of employees’ salary deferral amounts on the next 2% of employees’ compensation. The Bank also makes profit-sharing contributions. Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Bank contributions.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2021 and 2020

Participant Investment Account Options

Investment account options available include various funds and common stock of the Company. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Bank matching contributions and ESOP source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service. A participant becomes fully vested with completion of their sixth year of service. The non-vested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments. Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later. At June 30, 2021 and 2020, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.

The CARES Act allowed participants who self-certify that they meet applicable requirement to request penalty-free distributions (Coronavirus-related distributions, or “CRDs”) of up to $100,000 for qualifying coronavirus-related reasons. CRDs were allowed through December 31, 2020.

Forfeited Accounts

At June 30, 2021 and 2020, forfeited non-vested accounts totaled $30,085 and $24,686, respectively. These accounts will be used to reduce future Bank contributions. Also, in 2021, employer contributions were reduced by $25,365 from forfeited non-vested accounts.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2021 and 2020

determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years. Loans are repaid through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal’s published prime rate of interest on the first day of the month in which the loan was made.

The CARES Act allows the Plan to issue Coronavirus-related loans (“CRLs”) to participants who self-certify that they meet applicable requirements. CRLs may be issued at an increased maximum amount that does not exceed the lesser of: (1) $100,000 minus the difference between the highest outstanding loan balance during the last 12-consecutive-month period and the outstanding loan balance on the date the loan is made; or (2) 100% of the participant’s vested account balance. The due date for repayment of CRLs or other loans outstanding from the Plan on or after March 27, 2020, with repayment occurring between March 27, 2020 and December 31, 2020, may be suspended for a period of one year at the election of a participant who self-certifies that they meet applicable requirements.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2021 and 2020

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Note 3: Related-Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan allows participants to invest their account balances in shares of the Company. The number of shares of common stock held by the Plan at June 30, 2021 and 2020 was 394,109 shares and 388,531 shares, respectively, and the Plan received dividends of $248,372 during the year ended June 30, 2021.

The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2021 and 2020

Note 4:Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2021 and 2020:

	June 30, 2021
	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Company security	$17,719,118	$17,719,118	$—	$—
Mutual Funds	22,461,345	22,461,345	—	—
Money Market Fund	571,406	571,406	—	—
	$40,751,869	$40,751,869	$—	$—

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2021 and 2020

	June 30, 2020
	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Company security	$9,441,300	$9,441,300	$—	$—
Mutual Funds	15,564,256	15,564,256	—	—
Money Market Fund	267,039	267,039	—	—
	$25,272,595	$25,272,595	$—	$—

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended June 30, 2021. In addition, the Plan had no assets measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 5:Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2021 and 2020, to Form 5500:

	2021	2020

Net assets available for benefits per the financial statements	$42,239,288	$26,625,888
Less: employer's contributions receivable	1,034,446	916,508

Net assets available for benefits per Form 5500	$41,204,842	$25,709,380

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2021 and 2020

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2021, to Form 5500:

2021

Contributions per the financial statements	$3,042,462
Add: Employer's contributions receivable at June 30, 2020	916,508
Less: Employer's contributions receivable at June 30, 2021	(1,034,446)

Contributions per Form 5500	$2,924,524

Note 6:Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies. Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets and may continue to impact the value of Plan assets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Supplemental Schedule

Southern Bank 401(k) Retirement Plan

EIN 43-0462350 PN001

Schedule H, Line 4i – Schedule of Assets (held at end of year)

June 30, 2021

	Investment Type and Issuer	Description of Investment		Current Value
*	American Funds Money Market Fund	571,406	shares	$571,406

	Mutual Funds
*	American Funds Bond Fund of America	48,863	shares	659,162
*	American Funds Intermediate Bond Fund of America	6,716	shares	92,882
*	American Funds Income Fund of America	18,977	shares	488,847
	Franklin Income Fund	49,800	shares	124,500
*	American Funds American Balanced Fund	33,529	shares	1,092,705
	Invesco Van Kampen Comstock Fund	14,058	shares	419,348
*	American Funds Fundamental Investors	10,732	shares	817,428
*	American Funds Investment Company of America	40,769	shares	2,029,462
	Ishares S&P 500 Index	183	shares	93,032
	Ishares Russell 2000 Small-Cap Index	16,251	shares	461,696
*	American Funds Growth Fund of America	35,431	shares	2,627,555
*	American Funds New Perspective Fund	18,289	shares	1,203,801
*	American Funds New World Fund	9,582	shares	921,392
	Fidelity Advisor Growth Opportunities	3,150	shares	504,962
	Fidelity Advisory Financial Services	7	shares	202
	Fidelity Advisor Technology	120	shares	11,977
	Putman Growth Opportunities	4,561	shares	266,166
	Victory Sycamore Established Value Fund	31,047	shares	1,547,068
	Franklin Small Cap Growth Fund	39,684	shares	1,200,428
*	American Funds 2010 Target Date Fund	11,605	shares	143,441
*	American Funds 2015 Target Date Fund	6,412	shares	84,760
*	American Funds 2020 Target Date Fund	29,115	shares	424,497
*	American Funds 2025 Target Date Fund	49,653	shares	813,317
*	American Funds 2030 Target Date Fund	76,819	shares	1,387,345
*	American Funds 2035 Target Date Fund	80,907	shares	1,576,062
*	American Funds 2040 Target Date Fund	67,876	shares	1,388,751
*	American Funds 2045 Target Date Fund	46,632	shares	978,799
*	American Funds 2050 Target Date Fund	26,045	shares	539,125
*	American Funds 2055 Target Date Fund	15,477	shares	401,928
*	American Funds 2060 Target Date Fund	8,828	shares	154,049
*	American Funds 2065 Target Date Fund	411	shares	6,658

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	394,109	shares	17,719,118

		Various maturity dates through 2026
*	Notes Receivable from Participants	interest rate varies from 4.25% to 6.50%		452,973
				$41,204,842
	* Party-in-interest

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

By:Southern Bank, as Plan Administrator

Date: December 21, 2021By: /s/ Matt Funke

Name:Matt Funke

Title:Chief Financial Officer